UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

United Health Products, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

91059D100

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 2100 Deer Park Ave., Ste. 1A, Deer Park, NY (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91059D100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas K. Beplate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (services rendered)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,805,142
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 35,805,142
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,805,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ Excludes shares of common stock owned by his wife and other family members for which he disclaims beneficial Ownership.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 91059D100	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock of United Health Products, Inc. (the “Issuer”). The Issuer’s executive office is located at 10624 S. Eastern Avenue, Suite A209, Henderson, NV 89052.

Item 2. Identity and Background

(a) Douglas K. Beplate

(b) 10624 S. Eastern Avenue, Suite A209, Henderson, NV 89052

(c) Chairman of the Board

(d) Not applicable.

(e) Not applicable.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

Services rendered.

Item 4. Purpose of Transactions

(a) - (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule as consideration for services rendered to the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Issuer filed a Form 8-K, dated January 6, 2021 which describes how Mr. Beplate acquired substantially all his shares of the Issuer’s common stock described in this Schedule 13-D.

CUSIP No. 91059D100	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) - (b) As of January 6, 2021, the reporting person beneficially owns 35,805,142 shares of common stock of the issuer, representing 16.1% of the issuer’s outstanding shares of common stock. The reporting person has the sole power to dispose and vote of the 35,805,142 shares of Common Stock owned by him. The foregoing does not include shares of common stock owned his wife and other family members who Mr. Beplate disclaims beneficial ownership.

(c) Incorporated by reference is the Company’s Form 8-K dated January 6, 2021 and all Form 4 filings made under the Exchange Act by Mr. Beplate in the preceding 60 days.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits

Not applicable.

CUSIP No. 91059D100	SCHEDULE 13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021	Signature By:	/s/ Douglas K. Beplate
Douglas K. Beplate